Ballard Power Systems Inc.

News Release

Ballard CFO to Present at Sidoti & Company Micro Cap Conference in New York

For Immediate Release – January 7, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) announced that Tony Guglielmin, Chief Financial Officer will present during the Sidoti & Company Micro Cap Conference at the Grand Hyatt in New York, NY on Monday, January 13, 2014 at 10:40 a.m. ET.

Mr. Guglielmin will discuss Ballard’s strategic direction within the fast-growing fuel cell sector and will provide an update on the Company’s business and financial results. Institutional investors are welcome to attend; please contact conference@sidoti.com to arrange a meeting.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com